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COLUMBIA BANCORP
420  E. Third St., Suite 200
The Dalles, OR 97058

Contact:  Terry Cochran             Contact:  Bruce Bryant
President & CEO                     President & CEO, Valley Community Bank
541-298-6611                        503-472-0534

July 29, 1998
FOR THURSDAY, JULY 30TH PUBLICATION

         Columbia Bancorp (OTC Bulletin Board, CBBO), The Dalles, Oregon, today announced an agreement in principle to acquire Valley Community Bancorp and its subsidiary, Valley Community Bank, McMinnville, Oregon.

         Completion of the transaction will be finalized subject to regulatory and shareholder approvals and various other conditions of closing. Under the terms of the agreement, Columbia Bancorp will pay cash of $16.30 for each share of Valley Community Bancorp common stock, or a total of approximately $15.1 million.

         Mr. Delford M. Smith, majority shareholder of Valley Community Bancorp, states "the sale will benefit the community in several ways." First of all, Mr. Smith plans to donate a substantial portion of the proceeds he will receive from the transaction towards funding the Captain Michael King Smith Evergreen Aviation Educational Center in McMinnville. The Center will ultimately house the Spruce Goose and several other historical aircraft as well as serve as a teaching resource center. Another benefit will be the broader array of financial services



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Columbia Bancorp Acquisition - Page 2


that will be offered by Valley Community Bank. Mr. Smith states "I am particularly pleased that the sale of the banking organization will be to an Oregon based community banking organization that shares the same strong desire to provide a high level of personal service to the local communities served."

         Bruce Bryant, President of Valley Community Bank since 1987, will continue in this role. Bryant agrees with Mr. Smith that the sale of the bank will be a benefit to the customers, the employees, the community and the shareholders. The bank will continue to operate as Valley Community Bank with a local board of directors and the same employees. Existing services such as residential mortgage lending and personal investment services will be expanded in the near future and additional services will be added. Also, as the bank expands its' presence in Yamhill County, additional employees will also be added.

         Columbia Bancorp is the holding company for Columbia River Bank, which is a successful community bank with eight branches doing business as Juniper Banking Company in Central Oregon, Klickitat Valley Bank in South Central Washington and Columbia River Bank in North Central Oregon, a Mortgage Group, and Bankcard Center. Also investments are offered through PrimeVest Financial Services. Columbia River Bank and Valley Community Bank have worked together for several years and presently both hold ownership interests in Datatech of Oregon, a bank data processing company. Columbia Bancorp has


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Columbia Bancorp Acquisition - Page 3



approximately 1200 shareholders located primarily in the areas the bank serves with no shareholder owning more than 10% of outstanding stock.

         Through the first six months of the year, Columbia Bancorp reported net income of $2,219,317 or $.62 per diluted share, a gain of 25.9% from $1,762,094 or $.51 per diluted share for the same period of 1997. In the same period, Valley Community Bancorp reported net income of $516,315, or $.56 per diluted share, a gain of 18.2% from $436,958, or $.47 per diluted share for the same period of 1997.

         Both organizations rank among the top performing bank holding companies in Oregon, based on return on equity, with Columbia Bancorp at 20.1% and Valley Community Bancorp at 21.1% in the first half of 1998. Columbia Bancorp's total assets were $253 million and Valley Community Bancorp had total assets of $37 million, as of June 30, 1998.

         "At Columbia we are pleased to have an opportunity to be part of this expanding market. We are looking forward to leveraging Valley Community Bank's solid performance through enhancement of Mortgage and Small Business lending," stated Terry Cochran, President and CEO of Columbia Bancorp. "Our mission remains unchanged: to provide increasing shareholder value by offering superior financial services in the communities we serve."



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